 Exhibit 99.1

October 12, 2017	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER REPORTS

THIRD QUARTER 2017 PRODUCTION RESULTS

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL) (“Great Panther”; the “Company”) announces production results for the third quarter (“Q3”) 2017 from its two wholly-owned Mexican silver mining operations: the Topia Mine in Durango and the Guanajuato Mine Complex (“GMC”), which includes the San Ignacio Mine.

Third Quarter 2017 Production Highlights (Compared to Third Quarter 2016)

•        Consolidated metal production increased 13% to 1,080,483 silver equivalent ounces ("Ag eq oz")

•        Silver production increased 4% to 532,803 silver ounces (“Ag oz”)

•        Gold production increased 8% to 5,848 gold ounces (“Au oz”)

•        Lead and zinc production increased 78% and 74%, respectively

•        Ore processed decreased 1%, with 94,080 tonnes milled

“Great Panther delivered good production results in the third quarter. The results are consistent with the previous quarter and fall in line with the Company’s annual guidance”, stated James Bannantine, President & CEO. “The increase in gold production compared to the second quarter 2017 is a direct result of the improved gold grades and recoveries.”

Consolidated Operations Summary	Q3 2017	Q3 2016	Change	Q3 2017	Q2 2017	Change
Ore processed (tonnes milled)	94,080	95,282	-1%	94,080	98,576	-5%
Silver equivalent ounce production[1,2]	1,080,483	953,632	13%	1,080,483	1,102,290	-2%
Silver ounce production	532,803	510,491	4%	532,803	569,229	-6%
Gold ounce production	5,848	5,423	8%	5,848	5,543	5%
Lead production (tonnes)	442	248	78%	442	405	9%
Zinc production (tonnes)	562	324	74%	562	638	-12%

(1)	Silver equivalent ounces for 2017 were calculated using a 70:1 Ag:Au ratio, and ratios of 1:0.0559 and 1:0.0676 for the price/ounce of silver to price/pound of lead and zinc, respectively.
(2)	Silver equivalent ounces for 2016 were calculated using a 70:1 Ag:Au ratio, and ratios of 1:0.0504 and 1:0.0504 for the price/ounce of silver to price/pound of lead and zinc, respectively.

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Guanajuato Mine Complex

Total metal production for the GMC was 755,008 Ag eq oz, which represents a modest 1% increase over the previous quarter, but a decrease of 4%, when compared to the same quarter in the previous year. The decrease is attributed to lower tonnes milled due to narrower than anticipated veins at the San Ignacio mine and lower silver grades. These factors were partly offset by improved gold grades and recoveries.

GMC Operations Summary	Q3 2017	Q3 2016	Change	Q3 2017	Q2 2017	Change
Ore processed (tonnes milled)	76,076	81,602	-7%	76,076	80,535	-6%
Silver equivalent ounce production [1]	724,630	755,008	-4%	724,630	715,423	1%
Silver ounce production	341,636	383,598	-11%	341,636	348,130	-2%
Gold ounce production	5,471	5,306	3%	5,471	5,247	4%
Ag grade (g/t)	155	164	-5%	155	150	4%
Au grade (g/t)	2.54	2.36	8%	2.54	2.32	9%
Ag recovery (%)	89.8%	88.9%	1%	89.8%	89.5%	0%
Au recovery (%)	88.1%	85.8%	3%	88.1%	87.2%	1%

(1)	Silver equivalent ounces for 2017 and 2016 were calculated using a 70:1 Ag:Au ratio.

Topia Mine

Total metal production decreased 8% over the previous quarter due to lower silver grades and recoveries than anticipated. Compared to the third quarter of 2016, production increased 79%, as metal production for the third quarter of 2016 was negatively impacted by two temporary plant shutdowns.

All tailings continued to be deposited at the Phase I Tailings Storage Facility (“TSF”) while the Company continues the regulatory process to obtain the Phase II permit from SEMARNAT (the Mexican environmental permitting agency).

Topia Operations Summary	Q3 2017	Q3 2016	Change	Q3 2017	Q2 2017	Change
Ore processed (tonnes milled)	18,004	13,680	32%	18,004	18,041	0%
Silver equivalent ounce production [1,2]	355,853	198,624	79%	355,853	386,867	-8%
Silver ounce production	191,167	126,892	51%	191,167	221,099	-14%
Gold ounce production	377	117	223%	377	296	27%
Lead production (tonnes)	442	248	78%	442	405	9%
Zinc production (tonnes)	562	324	74%	562	638	-12%
Ag grade (g/t)	362	322	13%	362	414	-13%
Au grade (g/t)	0.97	0.49	98%	0.97	0.74	30%
Ag recovery (%)	91.1%	89.7%	2%	91.1%	92.0%	-1%
Au recovery (%)	67.1%	54.3%	24%	67.1%	68.6%	-2%

(1)	Silver equivalent ounces for 2017 were calculated using a 70:1 Ag:Au ratio, and ratios of 1:0.0559 and 1:0.0676 for the price/ounce of silver to price/pound of lead and zinc, respectively.
(2)	Silver equivalent ounces for 2016 were calculated using a 70:1 Ag:Au ratio, and ratios of 1:0.0504 and 1:0.0504 for the price/ounce of silver to price/pound of lead and zinc, respectively.

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OUTLOOK

The Company is maintaining its guidance of 4.0 – 4.1 million Ag eq oz (based on a 70:1 silver:gold ratio) for 2017.

As at the date of this release, the Company has not yet received final approvals for the Topia Phase II tailings facility. After meeting certain conditions, a formal application was submitted in July with the expectation that a formal response would be received within 60 business days of filing. Since the filing, there has been a lapse in a deadline for one aspect of the application: the environmental assessment study (“IP”), which now requires resubmission with the inclusion of expanded technical information. The Company plans to file this by mid-October. A response to the resubmitted IP and the overall permitting is expected within two months of filing.

The Company believes that it will be able to obtain the permit for the Phase II tailings facility at Topia without interruption of operations, however, the deposition of dry tailings on the Phase I TSF cannot continue indefinitely and the Company cannot provide complete assurance that a disruption can be avoided.

The Company is also maintaining its previously issued cash cost and all-in sustaining cost (“AISC”) guidance for 2017 of US$5 – 6 per payable silver ounce, and US$14 – 16 per payable silver ounce, respectively[1].

The Company is currently working on an updated Mineral Resource Estimate for the recently acquired Coricancha Mine Complex (“CMC”) in Peru, which is on care and maintenance. The updated Mineral Resource Estimate is now expected to be completed in the current quarter.

The technical information contained in this news release has been reviewed and approved by Robert F. Brown, P. Eng., who is the Qualified Person (QP) for the Guanajuato Mine Complex, the Topia Mine and the Coricancha Mine Complex under the meaning of NI 43-101. Aspects relating to mining and metallurgy are overseen by Ali Soltani, Chief Operating Officer for Great Panther.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio Mine; and the Topia Mine in Durango; and on advancing the development of the Coricancha Mine Complex in Peru. The Company's activities also include the pursuit of additional mining opportunities in the Americas.

James Bannantine

President & CEO

[1] Cash cost and AISC are non-IFRS measures. Refer to the Non-IFRS Measures section of the Company’s MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

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CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include, but are not limited to, the Company's production guidance and ability to meet its production guidance, expectations of cash cost and AISC, project plans for the Coricancha Mine including the completion of an updated Mineral Resource Estimate and the ability and timing of a reactivation of the CMC. Forward looking statements expressed in this news release also include expectations of obtaining a permit for the Phase II TSF at Topia without interruption of processing and, generally, any statements made under the heading “Outlook” above. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political, permitting and environmental risks involving the Company's operations in foreign jurisdictions, technical and operational difficulties that may be encountered with reactivation of the CMC, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, uncertainty in mineral resource estimation, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations or resource estimates, exploration results being indicative of future production of its properties, changes in project parameters, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2016 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov. There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward-looking statements; and there is no assurance that the Company will be able to identify and acquire additional projects or that any projects acquired will be successfully developed. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law.

For more information, please contact:

Spiros Cacos

Director Investor Relations

Toll free: 1 888 355 1766

Tel: +1 604 638 8955

scacos@greatpanther.com

www.greatpanther.com